

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-Mail
Richard MacPherson
President
China Youth Media, Inc.
3301 30th Avenue S
Grand Forks, North Dakota 58201-6009

> **Re: China Youth Media, Inc.**
> **Form 8-K**
> **Amended August 10, 2011**
> **Form 10-Q for the quarterly period ending June 30, 2011**
> **Filed August 22, 2011**
> **File No. 000-33067**

Dear Mr. MacPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   It is unclear from your response to prior comment 1 how the factors you cite support your determination that no disclosures were required pursuant to Items 2.01(f), 5.01(a)(8) and 5.06 of Form 8-K:

- While your financial statements for the quarter ended March 31, 2011 may reveal property and equipment, it is unclear how you determined that those assets, and your total assets, are not nominal. In this regard, we note it appears that more than half your assets as of that period relate to amounts loaned to you by the third party who was hired to assist you effect a reverse merger transaction;

- You state you were an "operating company" and that you had revenues and operating expenses during the period ended March 31, 2011. Yet given the amounts of those financial line items and nature and extent of your operations, as set forth in your disclosure, it is unclear how you determined your operations were not nominal. We note, for example, your disclosure on pages 3-4 of your most recent annual report on Form 10-K and page 16 of your Form 10-Q for the period ended March 31, 2011 regarding "Termination Agreements" and substantial reduction in operations and termination of employees. Given these and your other disclosures, along with your disclosure regarding the agreement with an unrelated third party, it continues to appear that your operations were nominal; and

- Clarify what you mean by "continued to operate" four subsidiaries.

Please revise accordingly. Please also provide us with a copy of the agreement with the third party to assist in effecting a reverse merger.

Introductory Statement

2.   You should not imply that the staff comment process involved your receipt of comments from the Commission itself or that the Commission otherwise reviewed your document. Please revise accordingly.

Item 1.01 Entry Into a Material Definitive Agreement

3.   Please revise to clarify the "consulting services" rendered under the Business Consulting Agreement.

Item 2.01 Completion of Acquisition of Disposition of Assets

4.   We refer to your response to comment 4 indicating you anticipate spinning off or liquidating all of the former China Youth Media, Inc. subsidiaries. Please tell us how you intend to effect the disposition and when you expect this to be completed.

Item 3.02 Unregistered Sales of Equity Securities

5.   Please expand your revisions in response to prior comment 5 to clarify how the former Midwest shareholders "were familiar with [y]our operations" and the number of shareholders to whom you issued shares.

Item 5.01 Changes in Control of Registrant

6.   We note your response to prior comment 7. Given the last sentence of note 9 and disclosure regarding the terms of the "Voting Agreement," it appears Mr. Rifkin has or shares voting power over the shares held by Nova Scotia Limited. Please revise your table accordingly.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

7.   We note your response to our prior comment 9 and your revised disclosure. Please clarify what you mean by "various combinations of chemical formulations used during the tests in which they were involved."

Exhibit 10.1

8.   Please expand your response to prior comment 11 to clarify the significance of the provision you cite in the first paragraph given that the agreement appears to have been filed pursuant to Regulation S-K Item 601(b)(10). In any event, please provide us with copies of all omitted attachments, including the Disclosure Schedule to which you refer and Exhibits mentioned in Section 11.11.

Exhibit 99.3

Pro Forma Financial Information, page 1

9.   If it is determined that China Youth Media was not a shell in response to comment 1 above and the transaction qualifies to be recorded as a reverse merger, please address the following:

- Revise to clarify the accounting for the reverse merger transaction and tell us how you considered the guidance in FASB ASC 805-20   In addition, tell us how you considered whether the planned spin-off or dissolution should be reflected in the pro forma information.

- Further, clarify the periods for which you have provided pro forma information and tell us the reason that you have not provided pro forma information for the periods required by Rule 8-05 of Regulation S-X.

- Tell us why you have not provided earnings per share information in your pro forma statement of operations. Refer to FASB ASC 805-40-45-3 to 45-5.

Form 10-Q for the quarterly period ending June 30, 2011

Consolidated Balance Sheets, page 3

10.   Please revise each of the financial statements presented on pages 3 to 5 to indicate the interim periods are unaudited.

Management's Discussion and Analysis…, page 16

11.   Please tell us whether you expect to have any continuing involvement in the discontinued operations. Refer to FASB ASC 205-20-5-6.

Results of Operations, page 18

12.   For each financial line item discussed in your quarterly filings for periods other than first quarter Form 10-Qs, please revise to include a discussion of both the current quarter results compared to the same quarter the prior year, as well as the current year to date results compared to the same period the prior year. In that regard, we note that this discussion is omitted from your discussion of operating expenses, and cost of sales.

Operating expenses, page 18

13.   We see you indicated operating expenses were $1,160,000 for the quarter ended June 30, 2010. Please tell us why this is not $26,167 as indicated in your statement of operations on page 4.

14.   We reference your discussion of changes from prior periods related to license maintenance fees, research and development expenses and stock based compensation. Please revise to discuss and quantify all material factors that contributed to significant changes.

Liquidity and Capital Resources, page 19

15.   Please tell us your anticipated cash requirements over the next 12 months. See FRC 607.02.

16.   We refer to your disclosure on page 20 describing your operating activities. Please revise to discuss the year to date period rather than the current quarter.

Exhibits 31.1 and 31.2

17.   We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

18.   In future filings, please update the following certification disclosures:

• In paragraph 4(a), after the phrase "relating to the registrant", insert the phrase "including its consolidated subsidiaries";
• In paragraph 4(a), after the phrase "is made known to us by others", insert the phrase "within those entities"; and

- In paragraph 4(c), change the phrase "disclosure controls" to "disclosure controls and procedures".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3314 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (by e-mail): Brian A. Lebrecht, Esq. – The Lebrecht Group, APLC